                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                       Infinity Broadcasting Corporation
                             Employees' 401(k) Plan
                                (Title of Plan)



                       Infinity Broadcasting Corporation
            (Name of Issuer of securities held pursuant to the Plan)



                     40 West 57th Street New York, NY 10019
         (Address of Plan and of principal executive office of Issuer)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                                TABLE OF CONTENTS



                                                                     PAGE

Independent Auditors' Report                                           1

Statements of Net Assets Available for Benefits                        2

Statement of Changes in Net Assets Available for Benefits              3

Notes to Financial Statements                                          4


SCHEDULES

1   Schedule of Assets Held for Investment Purposes                   13

2   Schedule of Reportable Transactions                               14

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


The Trustees
Infinity Broadcasting Corporation
    Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1999 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP


New York, New York
June 22, 2000

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                                                             1999                  1998
                                                             ----                  ----
Assets:
   Investments                                           $103,192,859            40,537,598
                                                         ------------          ------------

Receivables:
   Contributions receivable - participants                    768,250               297,815
   Contributions receivable - employer                        779,928               435,072
                                                         ------------          ------------

              Total receivables                             1,548,178               732,887
                                                         ------------          ------------

              Net assets available for benefits          $104,741,037            41,270,485
                                                         ============          ============


See accompanying notes to financial statements.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year ended December 31, 1999



Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments          $ 10,580,303
       Interest and dividends                                    5,504,643
       Interest on loans                                            73,261
                                                              ------------

                                                                16,158,207
                                                              ------------

    Contributions:
       Participants'                                            13,716,539
       Employer's                                                3,912,880
                                                              ------------

                   Total contributions                          17,629,419
                                                              ------------

    Plan merger (note 1(a))                                     34,675,030
                                                              ------------

                   Total additions                              68,462,656
                                                              ------------

Deductions from net assets attributed to:
    Benefits paid to participants                                4,992,104
                                                              ------------

                   Total deductions                              4,992,104
                                                              ------------

                   Net increase                                 63,470,552

Net assets available for benefits:
    Beginning of year                                           41,270,485
                                                              ------------

    End of year                                               $104,741,037
                                                              ============


See accompanying notes to financial statements.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    DESCRIPTION OF PLAN

       The following brief description of the Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement for more complete information.

       (a)    GENERAL

              The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible employees of Infinity Broadcasting Corporation ("Infinity" or the "Company"), except for certain subsidiary employees covered by other plans, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

              Effective April 1, 1998 (the "Merger Date"), the Granum Communications, Inc. 401(k) Plan (the "Granum Plan") was merged into the Plan. The net assets of the Granum Plan, amounting to $1,754,191, and participants' investment accounts, were transferred to funds of the Plan considered to be of similar quality and nature of the Granum Plan as determined by the trustee and the Company. In addition, the Bank Boston was named the trustee of the Plan.

              Effective the Merger Date, the Company and the Plan trustee changed the Plan's investment elections, as detailed in note 1(i). The new investment elections expanded the participants' choice of funds in which to direct participant contributions. The participants' account balances were transferred into funds of similar quality and nature, as determined by the trustee and the Company.

              Effective April 1, 1999, the American Radio Systems Corporation Retirement Savings Plan (the "American Radio Plan") was merged into the Plan. The net assets of the American Radio Plan, amounting to $34,675,030, and the participants' investment accounts, were transferred to funds of the Plan considered to be of similar quality and nature of the American Radio Plan as determined by the trustee and the Company.

       (b)    ELIGIBILITY

              All full-time employees of the Company and represented employees covered pursuant to collective bargaining agreements, become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21. All part-time employees of the Company become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21 and the Plan year in which they are credited with 1000 hours of service, as defined in the plan agreement. Entry dates are January 1, April 1, July 1, and October 1.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (c)    CONTRIBUTIONS

              PARTICIPANTS

              Participants may elect to defer, on a before tax basis, in multiples of 1%, up to 15% of their compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,000 for 1999 and 1998. This limitation may be adjusted annually as provided by
              Section 402(g)(5) of the Internal Revenue Code (the "Code").

              Participants may also elect to make after-tax contributions up to the maximum annual addition amount permitted by law when added with the other contributions under the Plan.

              Participants may elect to allocate their contributions among a number of specified investment options within the guidelines defined in the plan agreement (see note 1(i)).

              All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan Administrator.

              EMPLOYER

              The Company may make discretionary matching contributions to the Plan. Such amounts may be allocated to the specified funds as determined by the Company's Board of Directors for each plan year. During 1998 and the first quarter of 1999, the Company made matching cash contributions on a quarterly basis into the CBS Company Stock Fund. Effective April 1, 1999 and for the remainder of the year, the Company made matching cash contributions on a quarterly basis into the Infinity Broadcasting Stock Fund. The matching contribution during 1999 was $.50 on each $1 of the participant's before-tax contribution up to 5% of the participant's base/benefits pay, upto the legal maximum.

              Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary matching contribution and (b) the participant's share of the participant directed funds' earnings or losses. Allocations are based on participant account balances, as defined.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




       (e)    VESTING

              A participant's interest in all voluntary and rollover contributions and the cumulative earnings thereon is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon will become fully vested and nonforfeitable according to the following schedule, based on years of continuous service (including service prior to the inception of the Plan):

                        YEARS OF SERVICE                    VESTED PERCENTAGE
                        ----------------                    -----------------

                  Less than 1 year                                   0%
                  1 year but less than 2 years                      33%
                  2 years but less than 3 years                     66%
                  3 years or more                                  100%

              In accordance with the provisions of the Plan, the aforementioned method and timing of vesting shall be revised if the Plan has been determined to be "top-heavy," as defined by the Code.

              In addition, the participant will become fully vested in all contributions upon disability, as defined in the plan agreement, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder or in certain instances upon death.

       (f)    DISTRIBUTIONS

              Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

              Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

              Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

              Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




       (g)    PARTICIPANT LOANS

              Participants may obtain loans against their respective participant accounts. Each participant who has less than two loans outstanding from the Plan may request a loan. Upon approval by the Administrative Managers of the Plan, the terms of the loan shall be agreed to by the participant and the Administrative Managers. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by Chase Manhattan Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

       (h)    FORFEITURES

              Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions. The total amount of forfeitures in 1999 was $54,251.

       (i)    INVESTMENT OPTIONS

              Participants were able to direct participant contributions into any of the following investments including the Infinity Broadcasting Stock Fund which became available April 1, 1999:

              Massachusetts Financial Services Bond Fund - Funds are invested primarily in debt securities issued by the U.S. Government (Treasury Bonds) and high-grade corporate bonds and seeks to produce current income. The investment return of this Fund will fluctuate with market conditions, including changes in interest rates.

              The George Putnam Fund of Boston - Funds are invested in both stocks and bonds and seeks to provide a balanced investment that produces capital growth and current income.

              Oppenheimer Main Street Income & Growth Fund - Funds are invested in both stocks and bonds and seeks to produce current income and capital appreciation.

              Massachusetts Financial Services Massachusetts Investors Trust Fund - Funds are invested primarily in stocks of companies with large market capitalizations and companies that pay dividends and seeks to produce current income and capital appreciation.

              Fidelity Advisor Growth Opportunities Fund - Funds are invested primarily in growth stocks (companies with above-average growth in sales or earnings) and seeks to produce capital appreciation. The fund seeks growth opportunities in small, medium and large companies.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



              Fidelity Advisor Equity Growth Fund - Funds are invested primarily in common stocks of companies with above average growth characteristics and seeks to produce capital appreciation.

              Putnam Voyager Fund - Funds are invested primarily in common stock of both small and mid size companies and seeks to produce capital appreciation.

              Massachusetts Financial Services Emerging Growth Fund -- Funds are invested primarily in common stock and related securities such as preferred stock and convertible securities of emerging growth companies and seeks to produce growth through capital appreciation.

              Massachusetts Financial Services Global Equity Fund - Funds are invested primarily in equities issued by mid-cap, large and growth-oriented foreign and domestic companies and seeks to produce capital appreciation.

              CBS Company Stock Fund - Funds are invested in the common stock of CBS Corporation (see note 8).

              Infinity Broadcasting Stock Fund - Funds are invested in the Class A common stock of Infinity Broadcasting Corporation.

              Federal Capital Preservation Fund - Funds are invested in various guaranteed investment contracts issued by major U.S. and Canadian life insurance companies, and other stable value products.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

       (b)    ADMINISTRATION AND MANAGEMENT OF THE PLAN

              The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with the Administrative Managers.

              Effective April 1, 1998, the Bank of Boston ("BankBoston") was appointed trustee of the Plan. As trustee, BankBoston receives all plan contributions and sends contributions to the investment funds. During 1999, BankBoston was acquired by Fleet Bank ("Fleet"). Fleet assumed all responsibilities previously held by BankBoston, effective October 1, 1999. The Federated Capital Preservation Fund is invested in a collective trust, the trustee of which is Federated Bank and Trust.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




              Prior to April 1, 1998, certain members of the management group of the Company acted as trustees for the Plan. All investments were then held by Fidelity Institutional Retirement Services Company, Metropolitan Life Insurance Company and Merrill Lynch.

        (c)   INVESTMENTS

              All funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. Changes in the valuation of the funds during the year are reflected as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Participant loans are valued at cost, which approximates fair value.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    CASH AND CASH EQUIVALENTS

              Cash and cash equivalents at December 31, 1999 consisted of a money market account with an initial term of less than three months of $110,341.

       (f)    USE OF ESTIMATES

              The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis management reviews its estimates based on currently established information. Changes in fact or circumstances may result in revised estimates.

       (g)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




(3)    INVESTMENTS

       The following table presents the Plan's investments at December 31, 1999 and 1998. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

                                                                       1999                  1998
                                                                       ----                  ----

           Investments:
              Massachusetts Financial Services
                 Massachusetts Investors Trust Fund               $ 16,131,639             6,842,409
              Fidelity Advisor Growth
                 Opportunities Fund                                 22,880,765            13,547,494
              Fidelity Advisor Equity Growth Fund                   18,209,587             4,888,272
             *CBS Company Stock Fund                                14,548,914             5,846,466
              Federated Capital Preservation Fund                    6,712,850             2,832,169
              Other participant directed investments
                 (less than 5% of net assets)                       20,774,996             6,580,788
              Other non-participant directed investments
                 (less than 5% of net assets)                        3,934,108                    --
                                                                  ------------             ---------

                                                                  $103,192,859            40,537,598
                                                                  ============             =========

       *Party-in-interest, nonparticipant directed

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value of $10,580,303 as follows:

              Mutual funds                     $ 3,339,275
              Common stock                       7,241,028
                                               -----------
                                               $10,580,303
                                               ===========

(4)    NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                 DECEMBER 31,
                                       --------------------------------
                                          1999                  1998
                                          ----                  ----

              Net assets:
                 Common stock          $19,617,128            5,846,466
                                       -----------            ---------
                                       $19,617,128            5,846,466
                                       ===========            =========


                                                                  (Continued)

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                                   1999
                                                                               ------------
               Changes in net assets:
                   Contributions                                               $  4,686,126
                   Interest on loans                                                 10,028
                   Net appreciation                                               7,241,028
                   Benefits paid to participants                                   (418,413)
                   Transfers to/from participant-directed investments             2,251,893
                                                                               ------------

                                                                               $ 13,770,662
                                                                               ============


(5)    TERMINATION OR AMENDMENT

       The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.


(6)    FEDERAL INCOME TAXES

       The Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"), dated September 9, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and that it is exempt from Federal income taxes under the provisions of
       Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.


(7)    ADMINISTRATIVE COSTS

       All administrative costs are paid by the Company, except loan fees.

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(8)    SUBSEQUENT EVENTS

       (a) In January 2000 participants were given the option to direct participant contributions to the following additional funds:

                  Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by high-quality insurance companies and in other investment contracts.

                  S&P 500 Index Fund - Funds are invested in the stocks that are included in the Standard & Poor's 500 Composite Price Index and seeks to achieve long-term capital appreciation.

              Participants were also no longer able to direct contributions to the Federated Capital Preservation Fund. All assets in the Federated Capital Preservation Fund were transferred into the Fleet Stable Asset Fund.

       (b) On May 4, 2000, CBS merged with Viacom Inc. ("Viacom"), and as a result of the merger, Infinity Broadcasting Corporation became a majority owned subsidiary of Viacom. CBS stock included in the CBS Company Stock Fund was converted to Viacom Class B shares at a ratio of 1.085 shares for each share of CBS stock.

       (c) Effective January 1, 2000, certain participants of the CBS Employee Investment Fund ("EIF") were transferred to the Plan. On January 13, 2000, assets relating to approximately two thousand EIF participants were transferred to the Plan. The market value of the transferred assets at that time was $88,607,000.

                                                                      SCHEDULE 1


                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                Schedule of Assets Held for Investment Purposes

                                December 31, 1999



           IDENTITY OF                                                                SHARES/             CURRENT
              PARTY                        DESCRIPTION OF INVESTMENT                   UNITS               VALUE
              -----                        -------------------------                   -----               -----

                --                Cash and cash equivalents                                 --        $    110,341
Massachusetts
    Financial Services            Bond Fund                                            117,713           1,433,741
Putnam Investments                The George Putnam Fund of Boston                     241,197           3,926,680
Oppenheimer Funds                 Main Street Income & Growth Fund                      59,674           2,506,326
Massachusetts
    Financial Services            Massachusetts Investors Trust Fund                   770,007          16,131,639
Fidelity Investments              Advisor Growth Opportunities Fund                    490,372          22,880,765
Fidelity Investments              Advisor Equity Growth Fund                           254,288          18,209,587
Putnam Investments                Voyager Fund                                         111,447           3,450,407
Massachusetts
    Financial Services            Emerging Growth Fund                                  72,330           4,816,487
Massachusetts
    Financial Services            World Equity Fund                                     54,581           1,324,135

* CBS Corporation                 CBS Company Stock Fund                               227,549          15,683,020
* Infinity Broadcasting
    Corporation                   Infinity Broadcasting Stock Fund                      50,700           3,934,108
**Participants                    Loans to participants                              2,072,773           2,072,773
Federated Bank and Trust          Capital Reservation Trust Fund                       671,285           6,712,850
                                                                                                      ------------

                                                                                                      $103,192,859
                                                                                                      ============

* Party-in-interest, nonparticipant directed.
**Party-in-interest

See accompanying independent auditors' report.

                                                                   SCHEDULE 2

                        INFINITY BROADCASTING CORPORATION
                             EMPLOYEES' 401(k) PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999



     TYPE OF                                                                                              UNREALIZED
   TRANSACTION         SHARES                DESCRIPTION                   COST           PROCEEDS       GAIN (LOSS)
------------------   ------------  --------------------------------   ---------------  ---------------  ---------------

Cumulative
    transactions:
       Purchases:

            104        193,662     *   CBS Company Stock Fund       $    3,084,568             --               --

             55        154,264     *   Infinity Broadcasting Stock
                                          Fund                           1,478,619             --               --

             72      4,962,269         Cash                              4,962,269             --               --


Cumulative
    transactions:
       Sales:

             25      1,728,758         Cash                              1,728,758        1,728,758             --




*   Party-in-interest


See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                         Infinity Broadcasting Corporation
                                         Employees 401 (k) Plan

Dated: 6/22/00                           By: /s/ PATRICIA STRATFORD
                                         ------------------------------
                                         Name: Patricia Stratford
                                         Title: Plan Administrator

                                  EXHIBIT INDEX

          Exhibit No.                                  Description

          23                                       Consent of KPMG LLP